UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011.

Commission File No. 000-22828

MILLICOM INTERNATIONAL

CELLULAR S.A.

15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated February 9, 2011
2.	Press release dated February 9, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: February 9, 2011	By:	/s/ Mikael Grahne
	Name:	Mikael Grahne
	Title:	President and Chief Executive Officer

PRESS RELEASE

New York and Stockholm — February 9, 2011

MILLICOM INTERNATIONAL CELLULAR S.A.

RESULTS FOR THE PERIOD ENDED DECEMBER 31, 2010

(Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC)

All data includes the full consolidation of Honduras from July 1, 2010.  Quarterly historical data has been restated for the full consolidation of Honduras.

Q4 Highlights

•	Organic local currency revenues up 10% versus Q4 09
•	Reported revenues up 10% to $1,069 million (Q4 09: $972 million)
•	EBITDA up 9% to $497 million (Q4 09: $458 million)
•	EBITDA margin of 46.5% (-0.6 percentage points versus Q4 09)
•	Mobile customers up 14% versus Q4 09, bringing total customers to 38.6 million
•	Basic earnings per common share* of $1.47 (Q4 09: $4.18)
•	Normalized earnings per common share** of $1.59 (FY 09: $1.52)
•	Free cash flow of $227 million (Q4 09: $252 million)

FY 2010 key figures

•	Organic constant currency revenues up 11.2% versus FY 09
•	Reported revenues up 16% to $3,920 million (FY 09: $3,373 million)****
•	EBITDA up 19% to $1,841 million (FY 09: $1,545 million) *****
•	Basic earnings per common share* of $15.27 (FY 09: $7.84)
•	Normalized earnings per common share** of $5.61 (FY 09: $4.88)
•	Free cash flow of $785 million (FY 09: $456 million)
•	Dividend per share of $1.80 proposed for 2010***

*	Includes discontinued operations
**	Excludes one-off events occurring in 2009 and 2010, mainly the disposal of Asian assets in 2009 and the revaluation of Honduras in 2010
***	Subject to AGM approval
****	FY revenues including the consolidation of Honduras for the full year, up 13% to $4,018 million vs. $3,571 million for FY 09, on a comparable basis
*****	FY EBITDA including the consolidation of Honduras for the full year, up 15% to $1,896 million vs. $1,653 million for FY 09, on a comparable basis

Mikael Grahne, President and CEO of Millicom, commented:

“The execution of Millicom’s value creation strategy continues to deliver good results, with close to $1.1 billion of revenues, $497 million of EBITDA and an EBITDA margin of 46.5% recorded in the fourth quarter.  We have produced double digit top line growth in all four quarters of 2010 with an evolving distribution of growth by region in the latter part of the year.  Growth in Africa remains strong at 12% in local currency, although it is lower than in previous quarters as market price decreases have accelerated lately.  In Central America revenue growth has improved quarter on quarter and is now reverting to positive.

“We focus on higher value customers and on ARPU stabilization as part of our broader strategy of value creation and we are achieving better quality growth as a result.  Half of all new customers in Latin America in 2010 were 3G customers delivering higher ARPU. We aim to maintain top line growth of around 10% in local currency in the medium term as we continue to invest in our brand and in our innovative and affordable products and services which are tailored to meet customers’ needs.  Value-added services (VAS) already contribute almost a quarter of our recurring revenue and collectively make up our fastest growing service.  The rapid take-up of ‘Tigo Lends You’, with a 39% penetration, is a good illustration of the power of simple value added services targeted towards specific customer groups.

“We have also made further progress in the fourth quarter with a number of our strategic objectives.  In the area of asset optimization, we were pleased to announce two additional tower deals with Helios Towers Africa in December.  Almost two thirds of our towers in Africa should be outsourced by the end of 2011, creating over $400 million of value through cash and equity and expected future cost savings and allowing us to focus on areas of real differentiation from our competitors.

“To optimize our balance sheet, we redeemed our 10% corporate bond in full on December 1, following the raising of $450 million of debt by our operation in El Salvador in September.  We are now in a position where 100% of our debt is at operating level which reduces our net financing costs, improves our tax efficiency and mitigates country risk.

“During 2010 we returned close to $1 billion to our shareholders through a combination of dividends and a share buy back program.  The Board is proposing an ordinary dividend of $1.80 per share for 2010, which represents a year-on-year increase of 29%. We also intend to resume the share buy back program in 2011 and the Board has authorized a new share buy back program of up to $300 million of shares that could be executed before the next AGM in May.

“This year, as in 2010, we aim to achieve the right balance between top line growth, profitability and cash flow generation.  We expect the EBITDA margin to be in the mid 40s and operating free cash flow to be in the mid teens as a percentage of revenues for 2011. We expect capex in 2011 to exceed $800 million, excluding new spectrum expenditure, as we roll out 3G in Africa and add capacity in Latin America.”

Financial and operating summary for the quarter to Dec 31, 2010 and 2009

MOBILE CUSTOMERS (‘000)	Dec 31, 2010	Dec 31, 2009		Change	Sep 30, 2010	Jun 30, 2010		Mar 31, 2010

– Total (i)	38,590	33,920		14%	37,443	36,729		35,094

– Attributable (ii)	35,515	31,281	*	14%	34,528	33,878	*	32,359	*

REPORTED NUMBERS(iii) US$ million	Q4 2010	Q4 2009		Q4 – Q4 % change (local currency)	Q3 2010	Q2 2010		Q4 – Q4 % change (reported)	FY 2009

– Group Revenue	1,069	972	*	10%	1,018	977	*	10%	3,571	*

– Central America	388	379	*	1%	376	379	*	2%	1,513	*

– South America	383	313		18%	355	323		22%	1,076

– Africa	239	227		12%	230	219		5%	782

– Cable	59	53		8%	57	56		11%	200

– EBITDA (iv)	497	458	*	7%	484	464	*	9%	1,653	*

– EBITDA margin	46.5%	47.1%		—	47.5%	47.5	%*	—	46.3	%*

– Net profit for the period	157	454	**	—	1,205	134		—	851	**

*   Pro forma figures to reflect the full consolidation of Honduras

** Includes gains on disposal of $289 million

(i)	Total customer figures represent the worldwide total number of customers of mobile systems in which Millicom has an ownership interest.
(ii)	Attributable customers are calculated as 100% of mobile customers in Millicom’s subsidiary operations and Millicom’s percentage ownership of customers in each joint venture operation.
(iii)	Excludes discontinued operations, except net profit
(iv)

EBITDA: operating profit before interest, taxes, depreciation and amortization, is derived by deducting cost of sales, sales and marketing costs and general and administrative expenses from revenues and adding other operating income.

•                              Investments include capex of $315 million for Q4 10 and $731 million for FY 10. Capex for FY 2011 is expected to be above $800 million

•                              Cash and cash equivalents of $1,023 million at end of Q4 10

•                              Cash up-streaming of $173 million in Q4 10 and a record $819 million in FY 10

•                              Net debt of $1,276 million with a full year net debt/EBITDA ratio of 0.6 times

•                              The 2013 10% Notes were redeemed on December 1, 2010 with a payment of $490.3 million, comprising $459.6 million for the principal, $23.0 million for the interest and an early redemption penalty of $7.7 million

•                              A $300 million share buy back program was completed on December 10, 2010, representing 3% of the shares in issue.  A total of 3,253,507 shares were acquired at an average cost of $92.21

•                              Two additional tower companies were established with Helios in Tanzania and DRC in December as part of the tower monetization plan

Review of operations

Financial results for the three months ended December 31, 2010

Customer market share

Millicom’s total market share was stable quarter on quarter at 29.8% on a weighted basis, with 5 markets gaining share and 8 markets declining. We have increased our market share in South America with Paraguay and Colombia adding 0.7 and 0.4 percentage points respectively.  In Central America our market share has stabilized with decreases in Honduras and El Salvador offsetting the 1 percentage point gain in Guatemala. In Africa we saw a decline in market share in Q4.

We have restated historical market shares for Africa to reflect the fact that in DRC, our operation is confined to the Kinshasa Bas Congo area.

	Market share (%)
	Total	Central Am.	South Am.	Africa
Q4 10	29.8%	53.8%	18.1%	31.1%
Q3 10	29.8%	53.8%	17.4%	32.1%
Q2 10	30.0%	53.7%	17.3%	31.9%
Q1 10	29.6%	53.4%	16.8%	32.4%
Q4 09	29.1%	53.0%	16.3%	32.1%

Source: company data.  Historical market share for Africa restated to reflect size of KBC market in DRC

ARPU

Local currency ARPU declined 5% year-on-year, which is half the rate of reduction of a year ago, reflecting the trend of slower declines as we improve steadily quarter on quarter.

Local currency ARPU in South America was up year-on-year for the third quarter in a row and, in Central America, ARPU was down by only 2%, demonstrating the success of our strategy to focus on attracting higher value customers through value added services including data. In Latin America as a whole, 39.1% of our customers generate monthly ARPU of more than $10, up from 38.3% in Q4 2009.  In Africa ARPU fell by 11%, reflecting lower market prices in the second half of the year as well as strong customer growth of 23% over the course of the year.

	Year-on-year local currency ARPU growth (%)*
	Total	Central Am.	South Am.	Africa
Q4 10	(5)%	(2)%	1%	(11)%
Q3 10	(6)%	(8)%	3%	(7)%
Q2 10	(8)%	(11)%	2%	(7)%
Q1 10	(9)%	(13)%	0%	(3)%
Q4 09	(10)%	(20)%	(4)%	(9)%

* Excluding Rwanda

Customers

In Q4 10, Millicom added 1.1 million net new mobile customers, reaching 38.6 million total mobile customers, an increase of 14% versus Q4 09. Of this number, over 1.7 million were using 3G enabled devices for data services (handsets and datacards) in Latin America, up 15% from Q3 10.  Half of all new customers added in Latin America in 2010 were 3G data users, reflecting the maturity of voice, our greater investment in this area and the opportunities for data in these markets.

In Central America customer growth for the region as a whole was 5% year-on-year. Guatemala grew its customer base by 17% year-on-year while the customer base in both El Salvador and Honduras declined year-on-year due to the very high penetration of these markets and our focus on higher value customers.  3G data customers in Central America grew 18% quarter-on-quarter to 798 thousand.

In South America, total customers increased by 15% year-on-year. Bolivia recorded an increase of 19% and the increases in Colombia and Paraguay were 15% and 13% respectively.  3G data customers in the region totaled 966 thousand, up 13% in the quarter and accounting for almost 10% of total customers in the region.

In Africa, total customers increased by 23%, with 320 thousand net additions in the quarter. Customer numbers in Senegal and Tanzania, while up by 13% year on year, were lower quarter-on-quarter.  In Senegal this was a consequence of capacity constraints and, in Tanzania, it was due to competitive activity as well as customer registration.  Chad and DRC both recorded year-on-year increases in customers of more than 40%.

Overall, we expect customer intake to continue to be quite volatile, due to variable factors including the macro environment, seasonality, competitor promotions and our own marketing activities. We value sustainable revenue growth over net customer additions and we no longer see a correlation between growth in customer numbers and future revenue growth, as we are focusing on 3G data and VAS customers who on average produce a higher additional ARPU than 2G voice only customers.

	Net additional mobile customers (‘000)
	Total	Central Am.	South Am.	Africa
Q4 10	1,146	365	461	320
Q3 10	715	(251)	439	527
Q2 10	1,635	149	212	1,274
Q1 10	1,174	320	211	643
Q4 09	2,063	536	401	1,126

	3G data users (‘000)
	Total	Central Am.	South Am.
Q4 10	1,765	798	967
Q3 10	1,528	675	853
Q2 10	1,291	532	759
Q1 10	1,035	403	632

Revenues, EBITDA and EBITDA margin

Total revenues for the three months ended December 31, 2010 were $1,069 million, an increase of 10% from Q4 09. Underlying revenue growth in local currency was also 10%.  We have gained 2.5 percentage points of revenue growth on average in our mobile operations in 2010 vs. 2009, from 8.8% to 11.3%.  We had a deferred revenue adjustment of close to $4 million in El Salvador which adversely affected revenue and EBITDA for the quarter.  Without this adjustment, quarterly revenue growth in the quarter would have been 0.4 percentage points higher.

The strongest regional revenue growth was seen in South America which reported year-on-year local currency growth of 19%.  Africa reported local currency top line growth of 12% with DRC and Ghana providing the most significant contributions. Growth in revenues in Central America turned positive in the quarter, up by 1% year-on-year in local currency, reflecting our focus on higher value customers.

VAS revenues for the quarter continued to grow strongly, rising 25% over Q4 09 and now accounting for close to 25% of recurring revenue for the Group. Non-SMS VAS revenues grew by 45% in local currency and 3G data revenues now account for 5.3% of recurring revenues in Latin America, up by 0.2 percentage points from Q3 2010. We expect data and other non-SMS services to be the major driver of Group revenue growth going forward.

Group EBITDA for the quarter was $497 million, an increase of 9% from Q4 09, and the EBITDA margin was 46.5%. The anticipated slight erosion of EBITDA margin is, as expected, the consequence of increased promotional spending, with sales and marketing expenses up by $25 million over Q4 2009 to $210 million, representing 20% of revenues (19.0% in Q4 2009).  In Central America, the margin was 51.9%, down 3 percentage points year-on-year as a consequence of the significant commercial investments we have made in 3G and other VAS.  The margin in Africa was 41.7%, up 2.4 percentage points from Q4 09 and in South America the EBITDA margin was 0.9 percentage points higher, at 43.9%.  We will continue to invest further in our brands and services in the coming quarters in order to maintain around double digit top line growth in the medium term and we therefore envisage margins to be in the mid 40s within the same time frame.

Group	Q4 10	Q3 10	Q2 10	Q1 10	Q4 09
Customers (m)	38.6	37.4	36.7	35.1	33.9
YoY growth (%)	14%	17%	19%	21%	22%
Revenues* ($m)	1,069	1,018	977	954	972
YoY growth (%) (reported)	10%	13%	13%	15%	1%
YoY growth (%) (local currency)	10%	12%	11%	11%	9%
EBITDA* ($m)	497	484	464	451	458
YoY growth (%)	9%	16%	16%	19%	11%
Margin (%)	46.5%	47.3%	47.5%	47.3%	47.1%
Total ARPU* ($ monthly)	9.6	9.4	9.3	9.4	10.1
Capex ($m)	315	187	129	99	252
Capex/Revenues	29%	18%	13%	10%	26%

* pro forma figures to reflect the full consolidation of Honduras

Central America

Revenues in Central America in Q4 10 were $388 million, up 2% year-on-year on a reported basis and up 1% in local currency, after six quarters of negative growth rates for the region on one or other basis.  In addition, we saw a significant slow down in the rate of local currency ARPU decline due to our focus on higher value customers and their growing appetite for 3G and other non-voice services. At the end of the quarter, 6% of our customers in Central America were using 3G services, generating 4% of revenues. Total customers in Central America reached 13.5 million at the end of the quarter.

Guatemala and Honduras both produced local currency revenue growth of 3% year on year.  Revenues in El Salvador were down 14% year-on-year and continued to be impacted by a reduction in interconnect rates from 18 cents to 8 cents introduced in December 2009 and by the increased taxes on incoming international calls.  In addition there was a deferred revenue adjustment of $4 million in El Salvador in the quarter.  El Salvador should return to positive growth in the next few months, all else being equal, in the same way that Honduras has now been positive for two quarters in a row.

EBITDA for Central America was $201 million and the margin was 51.9%, down 4 percentage points year-on-year in line with our expectations following accelerated investment in data and value added services.  In Q4 we increased our marketing and promotional activities towards higher value customers who generate higher ARPUs through 3G data and VAS usage and we raised the level of subsidy for 3G handsets significantly in order to lift data revenues in the coming year.

Capex in Central America amounted to $58 million in Q4 and $144 million for the full year or 10% of revenues. We expect capex in 2011 to be higher as a percentage of sales in 2011 as we add additional 3G capacity in the region.

Central America	Q4 10	Q3 10	Q2 10	Q1 10	Q4 09
Customers (m)	13.5	13.1	13.4	13.2	12.9
YoY growth (%)	5%	6%	10%	15%	15%
Revenues* ($m)	388	376	379	370	379
YoY growth (%) (reported)	2%	1%	(1)%	(2)%	(7)%
YoY growth (%) (local currency)	1%	(1)%	1%	(3)%	1%
EBITDA* ($m)	201	210	219	210	209
YoY growth (%)	(4)%	2%	2%	0%	(9)%
Margin (%)	51.9%	55.9%	57.8%	56.8%	55.1%
Total ARPU* ($)	12.3	11.8	11.8	11.7	12.3
YoY growth (%) (reported)	0%	(5)%	(17)%	(27)%	(31)%
Capex ($m)	58	33	30	23	53
Capex/Revenues (%)	15%	9%	8%	6%	14%

* pro forma figures to reflect the full consolidation of Honduras

South America

South America recorded 461 thousand net mobile customer additions in Q4 10 representing a year-on-year increase of 15% and with strong net additions reported in all three markets.

Revenues in South America in Q4 10 amounted to $383 million, up 22% from Q4 09 as we benefited from a positive currency translation effect in the quarter, mainly as a result of the strength of the Colombian peso. Revenue growth in local currency was 19% for the region as a whole and around that level in the three countries.

ARPU was up for the third quarter in a row, increasing by 1% year-on-year in local currency, confirming the appropriateness of our support of 3G and other VAS. We now have over 966 thousand users of 3G data services in South America, representing almost 10% of our regional customer base and 4% of revenues.

EBITDA for Q4 10 was $168 million, up 24%, and the EBITDA margin was 43.9%, up 0.9 percentage points from Q4 09. Colombia continued to make good progress and turned EBIT positive during the quarter.

Capex in South America amounted to $112 million in Q4 and $244 million for the full year or 18% of revenues.

We have obtained 10-year licenses to operate cable TV in 4 cities in Paraguay and we are awaiting similar approval for Asunción. We may invest in some greenfield cable assets in Paraguay in 2011 for a limited cost, which is not included in our 2011 capex forecast.

South America	Q4 10	Q3 10	Q2 10	Q1 10	Q4 09
Customers (m)	10.1	9.7	9.2	9.0	8.8
YoY growth (%)	15%	15%	15%	17%	18%
Revenues ($m)	383	356	323	312	313
YoY growth (%) (reported)	22%	28%	30%	32%	20%
YoY growth (%) (local currency)	19%	21%	19%	17%	15%
EBITDA ($m)	168	151	138	132	135
YoY growth (%)	24%	34%	42%	41%	34%
Margin (%)	43.9%	42.4%	42.7%	42.4%	43.0%
Total ARPU ($)	12.9	12.5	11.8	11.7	12.1
YoY growth (%) (reported)	7%	12%	12%	13%	3%
Capex ($m)	112	68	42	22	52
Capex/Revenues (%)	30%	19%	13%	7%	17%

Africa

Customers in Africa increased by 23% year-on-year, bringing the total at the end of December to just below 15 million. The lower intake for the region as a whole compared to Q3 is partly due to mandatory customer registration processes in Ghana and Tanzania which give rise to greater volatility.  This is best illustrated by the fact that the Tanzanian market contracted in Q4, probably as a consequence of lower multiple SIMs following mandatory registration.

Revenues in Africa were up 5% year-on-year to $239 million, with local currency revenues up 12% following pricing pressure mainly in Ghana and Tanzania, with no elasticity yet at this stage. We also have limited capacity in Senegal as we are investing in capex only through the operation’s own cash generation.  DRC and Tanzania continued to demonstrate the strongest local currency growth, recording year-on-year increases of 21% and 20% respectively.  In DRC, the regulator introduced high minimum tariffs for all operators in December, which we expect to cause a slow down in the rate of penetration growth.  VAS revenues increased by 41% in Africa year-on-year and now account for 10% of the region’s recurring revenues.

ARPU for the region was down 11% year-on-year in local currency.  We have seen increased pricing activity in Africa in recent months and in some markets we have adjusted our cross-net tariffs through headline price reductions or promotional activity in order to maintain affordability.  We will monitor closely whether elasticity will follow in the coming months.

EBITDA for Africa for Q4 10 reached $100 million, up 12% year-on-year. The EBITDA margin was 41.7%, up 2.4 percentage points over Q4 09.

Capex in Africa amounted to $120 million in Q4 and $278 million for the full year or 31% of revenues.  We expect capex in Africa to increase as a percentage of sales in 2011 as we invest in order to capitalize on the region’s growth potential and to address the possible increase in traffic from lower tariffs.  We will also begin to invest in 3G in several major urban areas.

Africa	Q4 10	Q3 10	Q2 10	Q1 10	Q4 09
Customers (m)	15.0	14.6	14.1	12.8	12.2
YoY growth (%)	23%	32%	34%	31%	35%
Revenues ($m)	239	230	219	217	227
YoY growth (%) (reported)	5%	15%	20%	27%	24%
YoY growth (%) (local currency)	12%	22%	24%	26%	26%
EBITDA ($m)	100	94	81	83	89
YoY growth (%)	12%	25%	31%	41%	39%
Margin (%)	41.8%	40.7%	36.9%	38.4%	39.3%
Total ARPU ($)	5.5	5.4	5.5	5.9	6.6
YoY growth (%) (reported)	(17)%	(14)%	(10)%	(5)%	(7)%
Capex ($m)	120	73	41	43	137
Capex/Revenues (%)	50%	32%	19%	20%	60%

Cable and fixed broadband

At the end of Q4 10, Amnet, our cable and broadband business in Central America, had 670 thousand revenue generating units (RGUs), up 6% year-on-year. Residential broadband customer growth continued to be strong, up 21.5% year-on-year, and broadband customers now account for 26% of the total base of RGUs.

Revenues in Q4 10 for Amnet reached $51 million, up 11% in local currency from Q4 09, while revenues for the cable operations as a whole grew by 7%.  We continue to achieve consistent growth in Amnet, driven mainly by our roll-out of broadband services to cable TV customers, with residential broadband revenues up 33.7% year-on-year. Amnet passes 1.3 million homes in Central America and provides services to 500 thousand households giving a penetration of 37.6% of homes passed. Customers take on average 1.34 services each from Amnet.  Our aim is to continue to increase this take-up of services by marketing bundled services, particularly by selling fixed broadband services to our cable TV and mobile customers.  We managed to increase the average revenue per RGU by 5% during 2010.  EBITDA for Amnet amounted to $20 million, up 6% versus Q4 09, with an EBITDA margin of 39.2%, whilst EBITDA for the cable operations as a whole grew by 12%.

Including Navega, cable operations generated operating free cash flow of $5 million in Q4 10. Capex amounted to $26 million in Q4 and $64 million for the full year or 28% of revenues.  We expect capex for our existing cable assets to be lower as a percentage of sales in 2011.

	Financial performance
US$m	Q4 10	Q3 10	Q2 10	Q1 10	Q4 09	FY 2009

Revenues	59	57	56	54	53	199
- Amnet	51	50	49	47	47	179
- Navega	14	15	12	12	11	35
- Intercompany revenues	(6)	(8)	(5)	(5)	(5)	(15)
EBITDA	28	28	26	26	25	91
- Amnet	20	19	18	18	18	68
- Navega	8	9	8	8	7	23
EBITDA margin*	47%	49%	47%	48%	48%	45%

	Amnet Operating performance
Homes Passed (‘000)	1,332	1,320	1,309	1,294	1,287	1,287
Broadband customers/cable customers	38%	38%	36%	35%	32%	32%
Revenue Generating Units (‘000)	670	650	642	645	631	631

*EBITDA margin excludes intercompany revenues

Forward looking statements

In 2011, as in 2010, we aim to achieve the right balance between top line growth, profitability and cash flow generation.  For the full year 2011, the EBITDA margin is expected to be in the mid 40s.  Capex is expected to be above $800 million in 2011, and the operating free cash flow margin is expected to be in the mid teens as a percentage of sales.

We intend to resume the share buy back program in 2011 and the Board has authorized a new share buy back program of up to $300 million of shares that could be executed before the next AGM in May.  The cancellation of any shares purchased prior to the date of the AGM as part of this program will be proposed at the AGM.

Millicom remains confident of being able to dispose of its operation in Laos.

We are in the process of integrating our cable and mobile operations in Central America to generate synergies. As a consequence we expect to report both cable and mobile operations together in the Central American segment from Q1 2011.

Comments on the financial statements

The effective tax rate for the fourth quarter was 23.1% and for the full year (excluding revaluation of Honduras) it was 28.0%, vs. 27.2% in 2009, the slight increase reflecting the rising withholding tax on higher dividends.

Free cash flow for Q4 10 was $227 million, or 21% of revenues.

On December 1, 2010, Millicom redeemed its 2013 Notes in full for a total consideration of $490 million which comprised $460 million for principal, $23 million for the interest and $7 million for early redemption penalty (1.667%).  We recorded an expense in the income statement of $10 million corresponding to the early redemption penalty and part of the unamortized upfront fees for the unutilized portion of the Notes until expiry in Q3 and we have recorded another $2 million in Q4. At the end of 2010, 100% of Millicom’s debt was at operating level, with gross debt exceeding $2.3 billion and an average maturity of around 3 years and 3 months.

Approximately 58% of the Group’s gross debt held at operational level is denominated in local currency, thus limiting foreign exchange exposure. Dollar denominated debt is used in countries where long term debt in local currency is either too expensive or not available. The main countries carrying US$ denominated exposure are Guatemala, Honduras, Ghana, Tanzania and Bolivia. Millicom booked foreign exchange losses in Q4 10 of $300 thousand as a consequence of the revaluation in local currency of the US$ denominated debt in the operations.

Other non-operating expenses in 2010 include $8m of exchange gains, initially recorded as equity, on an intercompany loan that is now expected to be repaid in the coming years.

Millicom benefited from a low cost of financing in Q4 10, of 6.7% before tax and 4.8% after tax. Millicom has reduced its exposure to variable rates through hedging and through additional debt issuances at fixed rates. As at the end of 2010, 59% of the debt is at variable rates.

Millicom now has $1,023 million of cash in hand with around 76% of it held in US$.  The net debt to EBITDA ratio was approximately 0.6 times at the end of December.

We commenced the share buyback program in May and completed it in December 2010.  A total of 3,253,507 shares were acquired at an average cost of $92.21, representing 3% of the equity.  Cancellation of these shares will be proposed to the next Annual General Meeting of shareholders in May 2011.

Millicom upstreamed $173 million in cash during Q4 10 through a combination of dividends, management fees and royalties, bringing the total upstreamed for the full year to a record $819 million, compared to $462 million for the full year 2009.  Millicom upstreamed more cash than it generated at operating level, by raising local debt and therefore mitigating its currency risk.

The litigation over our license in Senegal with the Senegalese Government continues at the International Center for the Settlement of Investment Disputes (ICSID). ICSID has scheduled a hearing on the merits of the case to occur in December 2011.

In December 2010, Millicom’s operations in DRC and Tanzania signed sale and lease-back agreements with Helios Towers DRC and Helios TowersTanzania, direct subsidiaries of Helios Towers Africa, for most of their towers. As a result, the relevant assets and directly associated liabilities (asset retirement obligations) that are part of this sale and will not be leased back have been reclassified respectively as assets held for sale and liabilities directly associated with assets held for sale. The part of the towers which will be leased back continued to be classified under the caption “Property, plant & equipment, net” on the balance sheet.

Other information

The consolidated income statements for the quarters and years ended December 31, 2010 and 2009, the consolidated balance sheets as at December 31, 2010 and 2009, the condensed consolidated statements of cash flows for the years ended December 31, 2010 and 2009 and the condensed consolidated changes in equity for the years ended December 31, 2010 and 2009 are determined based on accounting principles consistent to those used for the 2009 consolidated financial statements of Millicom which are prepared under International Financial Reporting Standards (IFRS), except for pro forma comparatives of quarterly information prepared to reflect the full consolidation of the operation in Honduras.

This report is unaudited.

Millicom’s financial results for the first quarter of 2011 will be published on April 19, 2011.

The annual investor day will take place around mid-September. Further details about the location and date will be provided to investors and analysts.

Luxembourg — February 9, 2011

Mikael Grahne, President & Chief Executive Officer

Millicom International Cellular S.A

15 rue Léon Laval

L-3372 Leudelange

Luxembourg

Tel : +352 27 759 101

Registration number: R.C.S. Luxembourg B 40.63

CONTACTS

Francois-Xavier Roger	Telephone: +352 27 759 327
Chief Financial Officer

Emily Hunt	Telephone: +44 (0)7779 018 539
Investor Relations

Visit our web site at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 14 countries in Latin America, Africa and Asia. It also operates various combinations of fixed telephony, cable and broadband businesses in five countries in Central America. The Group’s mobile operations have a combined population under license of approximately 266 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

Conference call details

A conference call to discuss the results will be held at 14.00 London / 15.00 Stockholm / 09.00 New York, on Wednesday, February 9, 2011.  The dial-in numbers are: +44 (0)20 7806 1951, +46 (0)8 5352 6408 or +1 212 444 0412 and the pass code is 6508784#.

A live audio stream of the conference call can also be accessed at www.millicom.com.  Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration.

Slides to accompany the conference call will be available at www.millicom.com 30 minutes prior to the start of the call.

A recording of the conference call will be available for 7 days after the conference call, commencing approximately 30 minutes after the live call has finished, on: +44 (0)20 7111 1244 / +46 (0)8 5051 3897 or +1 347 366 9565, access code: 6508784#.

Appendices

•                              Consolidated income statements for the three months ended December 31, 2010 and 2009

•                              Consolidated income statements for the years ended December 31, 2010 and 2009

•                              Consolidated balance sheets as at December 31, 2010 and 2009

•                              Condensed consolidated statements of changes in equity for the years ended December 31, 2010 and 2009

•                              Condensed consolidated statements of cash flows for the years ended December 31, 2010 and 2009

•                              Quarterly analysis by cluster

•                              Cellular customers and market position by country

•                              Cellular revenues by country

•                              Local currency monthly recurring ARPU

•                              Revenue growth - Forex effect by region

•                              Impact of main currency movements on quarterly revenues

Millicom International Cellular S.A.

Consolidated income statements
for the three months ended December 31, 2010 and 2009

	QTR ended December 31, 2010 (Unaudited) US$’000	QTR ended December 31, 2009 (Unaudited) US$’000
Revenues	1,068,935	972,367
Operating expenses
Cost of sales (excluding depreciation and amortization)	(218,730)	(204,479)
Sales and marketing	(209,997)	(184,532)
General and administrative expenses	(143,648)	(125,733)
Other operating income	446	—
EBITDA	497,006	457,623
Corporate costs	(29,990)	(23,992)
Loss on disposal/Write down of assets, net	(18,374)	(3,676)
Depreciation and amortization	(167,213)	(186,154)
Operating profit	281,429	243,801
Interest expense	(63,029)	(47,484)
Interest and other financial income	6,217	3,559
Other non-operating income (expenses), net	1,064	(1,938)
Profit before taxes from continuing operations	225,681	197,938
Taxes	(52,153)	(49,955)
Profit before discontinued operations and non-controlling interest	173,528	147,983
Result from discontinued operations*	2,942	309,616
Non-controlling interest	(19,309)	(3,388)
Net profit for the period	157,161	454,211
Basic earnings per common share (US$)	1.47	4.18
Weighted average number of shares outstanding in the period (‘000)	106,902	108,625
Profit for the period used to determine diluted earnings per common share	157,161	454,211
Diluted earnings per common share (US$)	1.47	4.18
Weighted average number of shares and potential dilutive shares outstanding in the period (‘000)	107,046	108,790

* Includes $289 million gain on sale of Cambodia, Sri Lanka and Sierra Leone in 2009

Millicom International Cellular S.A.

Consolidated income statements
for the years ended December 31, 2010 and 2009

	Year ended December 31, 2010 (Unaudited) US$’000	Year ended December 31, 2009 (Unaudited) US$’000
Revenues	3,920,249	3,372,727
Operating expenses
Cost of sales (excluding depreciation and amortization)	(806,226)	(715,829)
Sales and marketing	(737,691)	(647,009)
General and administrative expenses	(539,595)	(464,430)
Other operating income	3,887	—
EBITDA	1,840,624	1,545,459
Corporate costs	(105,651)	(75,755)
Loss on disposal/Write down of assets, net	(16,257)	(7,246)
Depreciation and amortization	(676,986)	(611,435)
Operating profit	1,041,730	851,023
Interest expense	(214,810)	(173,475)
Interest income	14,748	11,573
Revaluation of previously held interest	1,060,014	—
Other non-operating (expenses) income, net	(31,519)	2,467
Profit before taxes from continuing operations	1,870,163	691,588
Taxes	(227,096)	(187,998)
Profit before discontinued operations and non-controlling interest	1,643,067	503,590
Result from discontinued operations*	11,857	300,342
Non-controlling interest	(2,691)	46,856
Net profit for the period	1,652,233	850,788
Basic earnings per common share (US$)	15.27	7.84
Weighted average number of shares outstanding in the period (‘000)	108,219	108,566
Profit for the period used to determine diluted earnings per common share	1,652,233	850,788
Diluted earnings per common share (US$)	15.24	7.82
Weighted average number of shares and potential dilutive shares outstanding in the period (‘000)	108,396	108,789

* Includes $289 million gain on sale of Cambodia, Sri Lanka and Sierra Leone in 2009

Millicom International Cellular S.A.

Consolidated balance sheets
as at December 31, 2010 and 2009

	December 31, 2010 (Unaudited) US$’000	December 31, 2009 US$’000
Assets
Non-current assets
Intangible assets, net	2,282,845	1,044,837
Property, plant and equipment, net	2,767,667	2,710,641
Investment in associates	18,120	872
Pledged deposits	49,963	53,333
Deferred taxation	23,959	19,930
Other non-current assets	17,754	7,965
Total non-current assets	5,160,308	3,837,578
Current assets
Inventories	62,132	46,980
Trade receivables, net	253,258	224,708
Amounts due from joint venture partners	99,497	52,590
Prepayments and accrued income	89,477	65,064
Current tax assets	10,748	17,275
Supplier advances for capital expenditure	36,189	49,165
Other current assets	77,282	58,159
Time deposits	3,106	50,061
Cash and cash equivalents	1,023,487	1,511,162
Total current assets	1,655,176	2,075,164
Assets held for sale	184,710	78,276
Total assets	7,000,194	5,991,018

Millicom International Cellular S.A.

Consolidated balance sheets
as at December 31, 2010 and 2009

	December 31, 2010 (Unaudited) US$’000	December 31, 2009 US$’000
Equity and liabilities
Equity
Share capital and premium (represented by 109,053,120 shares at December 31, 2010)	681,559	660,547
Treasury shares (3,253,507 shares)	(300,000)	—
Other reserves	(54,685)	(64,930)
Accumulated profits brought forward	1,134,354	937,398
Net profit for the year	1,652,233	850,788
	3,113,461	2,383,803
Non-controlling interest	45,550	(73,673)
Total equity	3,159,011	2,310,130
Liabilities
Non-current liabilities
Debt and other financing:
10% Senior Notes	—	454,477
Other debt and financing	1,796,572	1,458,423
Derivative financial instruments	18,250	—
Deferred taxation	195,919	66,492
Other non-current liabilities	79,767	88,142
Total non-current liabilities	2,090,508	2,067,534
Current liabilities
Debt and other financing	555,464	433,987
Capex accruals and payables	278,063	276,809
Other trade payables	202,707	194,691
Amounts due to joint venture partners	97,919	52,180
Accrued interest and other expenses	228,360	173,609
Current tax liabilities	79,861	93,364
Dividend payable	—	134,747
Other current liabilities	247,534	210,385
Total current liabilities	1,689,908	1,569,772
Liabilities directly associated with assets held for sale	60,767	43,582
Total liabilities	3,841,183	3,680,888
Total equity and liabilities	7,000,194	5,991,018

Millicom International Cellular S.A.

Condensed consolidated statements of changes in equity
for the years ended December 31, 2010 and 2009

	December 31, 2010 (Unaudited) US$’000	December 31, 2009 (Unaudited) US$’000
Equity as at January 1	2,310,130	1,652,077
Profit for the year	1,652,233	850,788
Dividends	(653,779)	(134,747)
Stock compensation	30,718	10,175
Purchase of treasury stock	(300,000)	—
Shares issued via the exercise of stock options	3,276	2,856
Acquisition of non-controlling interests in Millicom’s operation in Chad	—	(9,523)
Movement in cash flow hedge reserve	(1,700)	—
Movement in currency translation reserve	(1,090)	(13,664)
Non-controlling interest	119,223	(47,832)
Equity as at December 31	3,159,011	2,310,130

Millicom International Cellular S.A.

Condensed consolidated statements of cash flows
for the years ended December 31, 2010 and 2009

	December 31, 2010 (Unaudited) US$’000	December 31, 2009 (Unaudited) US$’000
EBITDA	1,840,624	1,545,459
Movements in working capital	885	77,523
Capex (net of disposals)	(586,521)	(768,861)
Taxes paid	(238,723)	(195,851)
Operating Free Cash Flow	1,016,265	658,270
Corporate costs (excluding share based compensation)	(74,933)	(65,580)
Interest paid, net	(155,965)	(136,722)
Free Cash Flow	785,367	455,968
(Acquisition) disposal of subsidiaries, net	8,803	(53,086)
(Purchase) disposal of pledged deposits	2,462	(45,652)
(Purchase) disposal of time deposits	46,955	(50,061)
Other investing activities	580	(12,275)
Cash flow from (used by) operating and investing	844,167	294,894

Cash flow from (used in) financing	(1,334,662)	124,140

Cash from (used by) discontinued operations	—	416,755
Cash effect of exchange rate changes	2,820	1,178

Net increase (decrease) in cash and cash equivalents	(487,675)	836,967
Cash and cash equivalents, beginning	1,511,162	674,195
Cash and cash equivalents, ending	1,023,487	1,511,162

Millicom International Cellular S.A.

Quarterly analysis by cluster
(Unaudited)

	Q4 10	Q3 10	Q2 10	Q1 10	Q4 09	Increase Q4 09 to Q4 10
Revenues (US$’000) (i)
Central America	387,865	375,871	379,285	370,429	379,095	2%
South America	382,821	355,548	323,204	312,303	312,823	22%
Africa	238,845	229,716	219,305	217,065	227,201	5%
Amnet & Navega	59,404	56,598	55,554	53,953	53,249	12%
Total Revenues	1,068,935	1,017,733	977,348	953,750	972,368	10%

EBITDA (US$’000) (i)
Central America	201,380	210,323	218,947	209,541	208,273	-3%
South America	167,983	151,315	138,128	132,319	134,601	24%
Africa	99,697	94,005	81,001	83,335	89,352	12%
Amnet & Navega	27,946	28,147	25,901	25,850	25,397	10%
Total EBITDA	497,006	483,790	463,977	451,045	457,623	9%

Total mobile customers at end of period (i)
Central America	13,484,996	13,119,588	13,370,455	13,221,362	12,901,710	5%
South America	10,139,252	9,677,857	9,239,165	9,026,688	8,815,217	15%
Africa	14,965,332	14,645,815	14,119,102	12,845,885	12,203,177	23%
Total	38,589,580	37,443,260	36,728,722	35,093,935	33,920,104	14%

Attributable mobile customers at end of period (i)
Central America	10,646,152	10,429,294	10,744,363	10,710,210	10,480,950	2%
South America	10,139,252	9,677,857	9,239,165	9,026,688	8,815,217	15%
Africa	14,729,543	14,420,869	13,894,168	12,622,516	11,984,463	23%
Total	35,514,947	34,528,020	33,877,696	32,359,414	31,280,630	14%

(i)            Pro forma figures to reflect the full consolidation of Honduras and excluding discontinued operations

Millicom International Cellular S.A.

Cellular customers and market position by country
(Unaudited)

		Country Population	MIC Market		Total customers (iii)
	Equity	(million)	Position	Net Adds			y-o-y
Country	Holding	(i)	(ii)	Q4 10	Q4 10	Q4 09	Growth
Central America
El Salvador	100.0%	6	1 of 5	35,235	2,728,136	2,780,229	-2%
Guatemala	55.0%	14	1 of 3	330,111	6,308,543	5,379,467	17%
Honduras	66.7%*	8	1 of 4	62	4,448,317	4,742,014	-6%

South America
Bolivia	100.0%	10	2 of 3	155,591	2,404,406	2,023,412	19%
Colombia	50.0%+1share	44	3 of 3	164,247	4,293,423	3,743,671	15%
Paraguay	100.0%	6	1 of 4	141,557	3,441,423	3,048,134	13%

Africa
Chad	100.0%	11	1 of 2	172,106	1,429,350	1,017,159	41%
DRC (iv)	100.0%	71	1 of 5	143,887	2,156,151	1,511,105	43%
Ghana	100.0%	24	2 of 5	146,437	3,525,146	3,094,176	14%
Mauritius	50.0%	1	2 of 3	21,688	471,579	437,428	8%
Rwanda	87.5%	11	2 of 3	1,530	549,532	74,785	635%
Senegal	100.0%	12	2 of 4	-68,107	2,356,064	2,090,067	13%
Tanzania	100.0%	42	2 of 7	-98,024	4,477,510	3,978,457	13%

Total customers excluding Amnet and discontinued operations		260		1,146,320	38,589,580	33,920,104	14%

(i)                                  Source: CIA World Factbook

(ii)                              Source: Millicom.  Market position derived from active customers based on interconnect

(iii)                          Millicom has a policy of reporting only those customers that have generated revenues within a period of 60 days, or in the case of new customers only those that have already started generating revenues

(iv)                            DRC market position relates to the Kinshasa/Bas Congo area only

*                                         Millicom’s unconditional call option over its partner’s 33.3% stake in the business allows Millicom to fully              consolidate the business in Honduras.

Millicom International Cellular S.A.

Cellular revenues by country (100% basis) (unaudited)

Country	Currency	Q4 10	Q4 09	y-o-y Growth
		LC million	LC million
Central America
El Salvador	USD	92	107	-14%
Guatemala	GTQ	1,892	1,930	-2%
Honduras	HNL	2,854	2,781	3%

South America
Bolivia	BOB	577	489	18%
Colombia	COP	323,194	266,672	21%
Paraguay	PYG	628,600	527,518	19%

Africa
Chad	XAF	13,782	13,536	2%
DRC	USD	34	28	21%
Ghana	GHS	85	76	12%
Mauritius	MUR	600	605	-1%
Rwanda	RWF	2,623	783	235%
Senegal	XAF	18,144	18,477	-2%
Tanzania	TZS	100,189	83,619	20%

Local currency monthly recurring ARPU (unaudited)

Country	Currency	Q4 10	Q3 10	Q2 10	Q1 10	Q4 09
			LC	LC	LC	LC
Central America
El Salvador	USD	11	11	11	11	12
Guatemala	GTQ	105	101	102	104	104
Honduras	HNL	211	197	191	190	197

South America
Bolivia	BOB	80	80	77	76	82
Colombia	COP	23,526	22,631	22,159	22,159	22,632
Paraguay	PYG	56,667	51,809	48,473	49,557	53,699

Africa
Chad	XAF	3,422	3,494	3,818	4,176	4,787
DRC	USD	5	6	6	6	7
Ghana	GHS	8	8	7	7	8
Mauritius	MUR	365	354	344	375	394
Rwanda	RWF	1,354	1,804	2,268	1,991	2,200
Senegal	XAF	2,424	2,555	2,509	2,829	2,991
Tanzania	TZS	7,278	7,292	6,836	6,689	7,425

Revenue growth — Forex effect by region

US$m	Revenue Q4 09	Constant currency growth	Forex	Revenue Q4 10	LC Growth %

C. America	379	4	5	388	1%
S. America	313	59	11	383	19%
Africa	227	27	(15)	239	12%
Cable	53	4	2	59	8%
Total	972	94	3	1,069	10%

Impact of main currency movements on quarterly revenues

	Q4 10 vs. Q4 09	Q4 10 vs. Q3 10
Ghana	(1)%	(1)%
Guatemala	4%	0%
Tanzania	(11)%	1%
Paraguay	1%	0%
Chad/Senegal	(9)%	5%
Colombia	6%	(2)%

PRESS RELEASE

New York and Stockholm — 9 February, 2011

MILLICOM INTERNATIONAL CELLULAR S.A.

CORRECTION — GROWTH IN GUATEMALA FOR Q4 2010 AT +10%

New York and Stockholm, 9 February 2011 — Millicom International Cellular S.A. (“Millicom”) (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC) hereby confirms that local currency cellular revenues for Guatemala in Q4 10 were GTQ 2,130 million, up by 10% and not by -2%, as incorrectly stated on p.23 of the results announcement and slide 43 of the results presentation released earlier today. The corrected press release and presentation will shortly be available on the website.

CONTACTS

François-Xavier Roger	Telephone: +352 27 759 327
Chief Financial Officer

Emily Hunt	Telephone: +44 7779 018 539
Investor Relations

Millicom International Cellular S.A., Luxembourg

Visit our web site at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 14 countries in Asia, Latin America and Africa. It also operates cable and broadband businesses in five countries in Central America.  The Group’s mobile operations have a combined population under license of approximately 266 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

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